Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 25, 2013 (except for Note 20, as to which the date is June 5, 2013) in the Registration Statement on Form S-4 and the related Prospectus for the registration of $300 million of 11% Senior Notes due 2020.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 5, 2013